BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301

                                 March 30, 2007

BY EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      BellaVista Capital, Inc. (the "Company")
                           Form 10-KSB for the Year Ended September 30, 2006 Filed 12/22/06
                           SEC File No. 0-30507

Dear Mr. Gordon:

         We are responding to the comments in your letter dated March 22, 2007 regarding the above-referenced filing. Set forth below is our supplemental response numbered to correspond to your numbered comment.

1. We clarified the revision to our disclosure regarding Direct Investments in Real Estate Developments with changes noted in redline format in the paragraph set forth below, and will incorporate this language in all future reporting on such investments (added language underlined and deleted language stricken [in brackets]):


         Direct Investments in Real Estate Developments
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         Direct Investments in Real Estate Developments represent development projects that the Company has obtained through foreclosure of its mortgage loans [or by direct purchase], and relate to real properties for which the Company has, by default, become [is] the sole [or
                               -----------------------
         majority] owner. We consolidate the assets and liabilities of these
                          --------------------------------------------------
         Direct Investments in Real Estate Developments in our financial
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         statements. [In the case of projects acquired through foreclosure] The
         -----------
         Company's basis in the projects is the carrying amount of the project at the time of loan foreclosure. [In the case of projects obtained through purchase, the Company's basis is determined in accordance with

         FAS 67.] Management conducts a review for impairment of these assets on
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         an investment-by-investment basis whenever events or changes in
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         circumstances indicate that the carrying amount may not be recoverable,
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         but not less frequently than quarterly. Impairment is recognized when
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         estimated expected future cash flows (undiscounted and without interest
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         charges), typically from the sale of a completed property, are less
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         than the carrying amount of the investment, which does not include
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         accrued interest and points. The estimation of expected future net cash
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         flows is inherently uncertain and relies to a considerable extent on
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         assumptions regarding current and future economic and market
         ------------------------------------------------------------
         conditions. If, in future periods, there are changes in the estimates
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         or assumptions incorporated into the impairment review analysis, the
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         changes could result in an adjustment to the carrying amount of the
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         investments. To the extent an impairment has occurred, the excess of
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         the carrying amount of the investment over its estimated fair value,
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         less estimated selling costs, is charged to operations. Revenues,
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         selling expenses and cost of sales are netted and included in Income
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         from Real Estate Investments for all Direct Investments in Real Estate
         ----------------------------------------------------------------------
         Developments in accordance with the accounting policies of the Company.
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

Daniel L. Gordon
March 30, 2007
Page 2

         The Company hereby acknowledges with respect to the above referenced matter that

             o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
             o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
             o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                  BellaVista Capital, Inc.

                  By:  /s/ MICHAEL RIDER
                       -------------------------
                       Michael Rider, President